Livestream Wingfeather announcement tomorrow night

Andrew Peterson <info@braggmanagement.com>
Tue 4/27/2021 5:47 PM
To: jchriswall@hotmail.com <jchriswall@hotmail.com>

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Hear ye, all Wingfeather fans!

Andrew Peterson and producer Chris Wall are gearing up to share a **BIG ANNOUNCEMENT**.
Watch on the Wingfeather Saga Facebook or YouTube pages at **8pm central time** on **Wednesday, April 28th** as they discuss how you can join the quest and rally the cause!









Andrew Peterson Touring
940 Davidson Dr
Nashville, TN 37205-1004